EXHIBIT 12.

Statement Re Computation of Ratios

5-Year Ratio of Earnings to Fixed Charges: (Dollars in Millions)	2005	2004	2003	2002	2001
Earnings
Earnings from Continuing Operations Before Minority Interest and Income Taxes	$4,516	$4,418	$4,680	$2,748	$2,252
Fixed Charges	408	369	361	420	233
Capitalized interest, net of amortization	(9)	(10)	(35)	(16)	(16)

Total Earnings	$4,915	$4,777	$5,006	$3,152	$2,469

Fixed Charges
Interest and debt expense	$349	$310	$277	$364	$182
Capitalized interest	9	10	35	16	16
One-third of rental expense	50	49	49	40	35

Total Fixed Charges	$408	$369	$361	$420	$233

Ratio of Earnings to Fixed Charges	12.05	12.95	13.87	7.50	10.60

E-12-1